               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549




                           FORM 11-K



(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1994

                             OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

    For the transition period from         to


    Commission file number 1-3183



           EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
                  AND PARTICIPATING SUBSIDIARY COMPANIES
                          (Full Title of Plan)






                           ENSERCH CORPORATION
         (Name of Issuer of Securities Held Pursuant to the Plan)

       ENSERCH Center, 300 South St. Paul Street, Dallas, Texas 75201
         (Address of Plan and Principal Executive Office of Issuer)

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                        REQUIRED INFORMATION


The required financial statements and other information required by Form 11-K are set forth under the headings listed below at the page numbers indicated.

                                                        Page No.

Independent Auditors' Report . . . . . . . . . . . . . . . 2
Statements of Net Assets Available for Benefits. . . . . . 4
Statements of Changes in Net Assets Available
  for Benefits . . . . . . . . . . . . . . . . . . . . . . 5
Notes to Financial Statements. . . . . . . . . . . . . . . 6
Supplemental Schedules:
   Assets Held for Investment  . . . . . . . . . . . . . .13
   Reportable Transactions . . . . . . . . . . . . . . . .14
   Schedules - Schedule I, II and III have been omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or notes thereto.

Exhibit A - Consent of Independent Public Accountants. . .16

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INDEPENDENT AUDITORS' REPORT


Employee Stock Purchase Plan Committee of ENSERCH
 Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Purchase Plan of ENSERCH Corporation and Participating Subsidiary Companies as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment at December 31, 1994, and (2) reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
                        2
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

As discussed in Note 1 to the financial statements, in 1993 the Plan changed its method of accounting for distributions payable to participants who have withdrawn from participation in the Plan.



DELOITTE & TOUCHE LLP
Dallas, Texas
June 20, 1995







                       3
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EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993



ASSETS                                           1994            1993
- -------                                      ----------       ---------
CASH                                        $   150,254     $   171,772

COMMON STOCK OF ENSERCH CORPORATION -
   At quoted market value (cost:
   December 31, 1994, $55,988,421;
   December 31, 1993, $82,563,774)           40,208,214      71,254,040

EMPLOYER CONTRIBUTIONS RECEIVABLE               149,231       1,744,314

DIVIDENDS RECEIVABLE                             19,598

PARTICIPANT LOANS RECEIVABLE                    278,041         579,932
                                            -----------     -----------
        TOTAL ASSETS                         40,805,338      73,750,058
                                            -----------     -----------


LIABILITIES
- -----------

ADMINISTRATIVE EXPENSE PAYABLE                    9,765           7,360
                                            -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS           $40,795,573     $73,742,698
                                            ===========     ===========

See notes to financial statements.

EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1994 AND 1993


                                                    1994              1993
                                                 ----------        ----------
NET ASSETS, BEGINNING OF YEAR                  $ 73,742,698      $ 60,600,970
                                                -----------       -----------
ADDITIONS (DEDUCTIONS):
Participants' allotments (Notes 2 and 5)          4,394,247         9,215,588
Companies' contributions (decreased
  by forfeitures of $44,685 and $35,817,
  (Notes 2 and 5)                                 1,879,909         3,546,878
Dividends on common stock of ENSERCH
Corporation (Note 2)                                761,094           873,557
Interest income from participant
  loans                                              25,238            34,708
Unrealized appreciation (depreciation) of
  ENSERCH Corporation Common Stock (Note 4)     (10,172,726)        8,836,967
Distributions to participants:
  Stock distributions (Note 4)                  (29,000,974)       (9,684,745)
  Cash distributions                                (45,326)          (67,829)
  Cash dividends distributed                       (737,365)         (876,485)
Administrative expenses                             (48,770)          (33,845)
Other                                                (2,452)              355
                                                -----------       -----------
Total Additions (Deductions)                    (32,947,125)       11,845,149

CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE (Note 1)                                     1,296,579
                                                -----------       -----------
NET ASSETS, END OF YEAR                        $ 40,795,573      $ 73,742,698
                                                ===========       ===========

See notes to financial statements.

                        5
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
EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
- ----------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Employee Stock Purchase Plan of ENSERCH
Corporation and Participating Subsidiary Companies (the
"Plan") are maintained on the accrual basis of accounting.
Investments are carried at quoted market value (closing prices as reported by the Composite Tape Associations).

Distributions Payable to Participants - As of December  31,
1994 and 1993, net assets available for benefits included benefits of $1,839,787 and $3,283,834, respectively, due to participants who had withdrawn from the Plan.

In 1993, the Plan changed its method of accounting for distributions payable to participants to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The Guide requires that benefits payable to persons who have withdrawn from participation in a defined contribu-tion plan remain as a part of the net assets available for benefits rather than be recorded as a liability of the Plan. The effect of this change in accounting increased net assets in 1993 by $1,296,579 and is reflected in the accompanying statement of changes in net assets available for benefits as the cumulative effect of a change in accounting principle.

Reallocation of Unclaimed Terminated Participants' Accounts - The Plan provides for reallocation of amounts payable to terminated participants whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 1994, and 1993, were $988,704 and $867,845, respectively, of unclaimed terminated participants' benefits that have not been allocated to continuing participants. Through December 31, 1994, 31,086 shares and undistributed cash of $139,030 have been reallocated to continuing partici-pants. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

Reclassifications - Certain amounts for 1993 have been
reclassified to present such amounts at fair value.
                        6
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2. THE PLAN

On May 10, 1994, the ENSERCH Corporation Board of Directors approved the merger of the Plan and the ENSERCH Corporation Employee Investment Plan (also known as EN$AVE), effective January 1, 1995, as well as several amendments to the Plan. The amended Plan contains several enhancements, including multiple investment options for all employee contributions and immediate 100% vesting in the Corporation's matching contribu-tions. The Corporation's matching contribution will continue to be made in ENSERCH Corporation common stock. The Plan complies with the requirements of Section 401(k) of the Internal Revenue Code of 1986 and with applicable provisions of ERISA.

The following description reflects the status of the Plan prior to the merger.

General - Participation in the Plan is offered to all full-time employees of ENSERCH Corporation and participating subsidiary companies ("the Companies") who have completed at least one year of service. There were 4,002 and 5,321 employees actively participating in the Plan at December 31, 1994 and 1993, respectively.

Participants' Allotments - Participants may make Regular Allotments and/or Salary Deferral Allotments up to a combined maximum of 16% of base pay. The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $150,000, effective January 1, 1994, on the base pay which can be used in comput-ing benefits for participants under the Plan. For the plan year 1993 the limitation was $235,840. The aggregate of all allotments under the plan, including Supplemental Salary Deferral Allotments, is subject to adjustment for participa-tion in other defined contribution plans, and the total amount of a participant's allotments and contributions under all plans may not exceed 25% of total compensation. Under the Tax Reform Act of 1986, Salary Deferral Allotments and Supplemen-tal Salary Deferral Allotments are subject to a separate annual limitation of $9,240. The limitation for plan year 1993 was $8,994.

The Plan is required to comply with two nondiscrimination tests imposed by Sections 401(k) and 401(m) of the Internal Revenue Code, which limit the average percentage of pay that highly compensated employees may allot to the Plan to the average percentage of pay being allotted by non-highly compensated employees, including company matching contribu-tions.
                        7
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
Companies' Contributions - The Companies' matching contribu-tions are based on the total of the participants' Regular and Salary Deferral Allotments, but not Supplemental Salary Deferral Allotments, with the maximum employee allotments eligible for matching ranging from 3% to 6%, depending on length of service. The Companies' matching contributions as a percentage of employee allotments range from 30% to 60%, depending on length of service. Employees' vested interests in the Companies' contributions range from 30% for employees with three years of applicable service, as defined, to 100% for employees with seven or more years of applicable service.

Participants' allotments and Companies' contributions are credited to individual accounts and are invested by the trustee in common stock of ENSERCH Corporation.

Termination of Plan - Upon termination of the Plan, all shares of stock purchased for the participant's account, any cash held in the participant's account, and 100% of the shares in the individual's Company account without regard to earned vesting service will be distributed to the participant.

Dividends - Cash dividends paid on common stock held in the Plan are distributed directly to participants. Participants may elect to make Supplemental Salary Deferral Allotments in an amount equal to the dividends distributed under the Plan. This allows participants to effectively defer the taxable income from the dividends distributed directly to them.

Participant Loans - After participants have made Salary Deferral Allotments for at least 18 months, they may apply for a loan from their Salary Deferral Allotment Account. Under the provisions of the Plan, participants may borrow up to 50% of the market value of the shares in their account attribut-able to salary deferral allotments; however, the loan may not exceed $50,000. The interest rate on the loan is equal to the prime interest rate of Bank One Texas, N. A., that is in effect on the date the loan is made. The funds to be loaned are generated by the sale of whole shares of stock in the participant's Salary Deferral Allotment Account. The maximum term of a loan may not exceed 5 years, or the earlier of severance from service or withdrawal of the participant.

Investment Diversification - Participants who have attained age 55 and completed ten years of participation in the Plan are eligible to withdraw a percentage of the stock allocated to their account after December 31, 1986. Such stock (or cash) withdrawn may be transferred to a self-directed rollover Individual Retirement Account. The percentage that may be withdrawn is 25% per year during the first five years of
eligibility   and  50%  in  the  sixth  (or final)  year  of
eligibility.
                        8
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


3. TAX STATUS OF THE PLAN

ENSERCH Corporation has been advised by the Internal Revenue Service that the Plan, as amended to June 19, 1990, meets the requirements of Section 401(a) of the Internal Revenue Code. The Board of Directors of ENSERCH Corporation approved amendments to the Plan, which were effective September 10, 1991, February 11, 1992, January 1, 1993 and January 1, 1994.
The Corporation believes these amendments meet the require-ments of Section 401(a) and that the Plan continues to be a qualified plan within the meaning of Section 401(a). Employer contributions and dividends received constitute taxable income to participants at the time such amounts are distributed.





                        9
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4. TRANSACTIONS IN COMMON STOCK OF ENSERCH CORPORATION

The following information summarizes changes in the number of shares, cost, quoted market value, and appreciation (deprecia-tion) of the investment in common stock of ENSERCH Corpora-tion.

                                                       Quoted
                                                       Market      Appreciation
                              Shares      Cost          Value     (Depreciation)
                            ---------   -----------   -----------  ------------
December 31, 1992           4,196,660  $ 79,503,775  $ 59,277,823  $(20,225,952)

Change during 1993
 plan year:
   Acquired                   745,980    13,303,343    13,303,343
   Sold for or
     distributed to
     participants            (532,515)   (9,783,190)   (9,684,745)       98,445
   Sold to fund
     participant
     loans                    (25,261)     (460,154)     (479,348)      (19,194)
   Unrealized
     appreciation                                       8,836,967     8,836,967
                            ---------   -----------   -----------   -----------
December 31, 1993           4,384,864    82,563,774    71,254,040   (11,309,734)

Change during 1994
 plan year:
   Acquired                   530,568     8,183,576     8,183,576
   Sold for or
     distributed to
     participants          (1,848,300)  (34,693,948)  (29,000,974)    5,692,974
   Sold to fund
     participant
     loans                     (3,649)      (64,981)      (55,702)        9,279
   Unrealized
     depreciation                                     (10,172,726)  (10,172,726)
                            ---------   -----------   -----------   -----------
December 31, 1994           3,063,483  $ 55,988,421  $ 40,208,214  $(15,780,207)
                            =========   ===========   ===========   ===========

                          10
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
5.   CONTRIBUTIONS

Companies' contributions, after giving effect to forfeitures, and participants' allotments are as follows:

                                      1994                           1993
                         -----------------------------   -----------------------------
                           Companies'    Participants'     Companies'    Participants'
                         Contributions    Allotments     Contributions    Allotments
ENSERCH
 Corporation              $1,479,077      $3,262,664       $1,509,943     $3,401,653
Ebasco Services
 Incorporated                165,190         556,305        1,782,548      5,188,218
Enserch
 Exploration,
 Inc.                        235,642         575,278          254,387        625,717
                          ----------      ----------       ----------     ----------
Total                     $1,879,909      $4,394,247       $3,546,878     $9,215,588
                          ==========      ==========       ==========     ==========

6.   REALIZED GAINS AND LOSSES FROM THE SALE OF INVESTMENTS

The Plan has made loans to participants which were funded by the sale of whole and fractional shares of ENSERCH Corpora-tion common stock held in the participants' Salary Deferral Allotment Accounts. The cost of the shares sold is based on the average actual cost of the shares held in the participant's Salary Deferral Allotment Account at the date of sale. The aggregate proceeds, cost and net realized gains (losses) on the sale of these shares are as follows:

                            1994         1993

                          -------      -------
     Aggregate
       proceeds          $ 55,702     $479,348
     Aggregate cost        64,981      460,154
                         --------     --------
     Net realized
       gains (losses)    $ (9,279)    $ 19,194
                         ========     ========

7.  WITHDRAWAL OF EBASCO EMPLOYEES

In December 1993, ENSERCH Corporation completed the sale of the principal operating assets of Ebasco Services Incorpo-rated. Plan participants whose employment with Ebasco ended as a result of the sale are no longer eligible to participate in the Plan. However, according to the terms of the Plan, those with an account value in excess of $3,500 may elect to leave their shares in the Plan. Those with an account value of less than $3,500, and others electing to withdraw, received a distribution either in the form of a stock certificate or cash.
                         11
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                     SUPPLEMENTAL SCHEDULES











                           12
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EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1994


 Identity of Issue         Description of Investment             Cost       Fair Value
- ----------------------    ------------------------------    -----------    -----------
ENSERCH Corporation *      3,063,483 shares, par value
                           common stock of $4.45 per        $55,988,421    $40,208,214
                           share

Plan participant           Interest Rate - At Prime
  loans *                    (on date of loan) which
                             ranged from 6% - 12%
                           Maturity Dates - Various -
                             from February 1995 to
                             October 1999
                           Term of Loans - Not less
                             than one year or more
                             than five years                $   278,041    $   278,041


* Party-in-Interest

                          13
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
EMPLOYEE STOCK PURCHASE PLAN OF ENSERCH CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994



Transactions involving an amount in excess of 5% of the fair value of plan assets:

                         Purchases                    Sales

Transactions by         Number of                    Number of                     Gain
   Security            Transactions      Amount    Transactions      Amount      (Loss)
- ---------------------  ------------   -----------  ------------  -----------   -----------

Series of Transactions
- ----------------------
ENSERCH Corporation
  common stock *          38           $8,183,576       55       $29,056,676  $ (5,702,253)





* Party-in-Interest

                             14
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
                         SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   EMPLOYEE STOCK PURCHASE PLAN



Date: June 26, 1995         By      /s/ W. T. Satterwhite
                               -----------------------------
                                W. T. Sattershite, Member of
                               the Employee Stock Purchase
                                      Plan Committee




                            15
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                                                  Exhibit A


INDEPENDENT AUDITORS' CONSENT



ENSERCH Corporation:


We consent to the incorporation by reference in Registration Statement No. 33-47911 of ENSERCH Corporation on Form S-8 of our report dated June 20, 1995, appearing in this Annual Report on Form 11-K of the Employee Stock Purchase Plan of ENSERCH Corporation and Participating Subsidiary Companies for the year ended December 31, 1994.




DELOITTE & TOUCHE LLP
Dallas, Texas
June 26, 1995





                        16
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